

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

Mail Stop 3561

February 7, 2008

Mr. Leon Tempelsman
President and Chief Executive Officer
Lazare Kaplan International Inc.
19 West 44th Street
New York, NY 10036

Re: Lazare Kaplan International Inc.
Form 10-K for Fiscal Year Ended May 31, 2007
Filed August 29, 2007
File No. 1-7848

Dear Mr. Tempelsman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 31, 2007

General

1. We note that you issued a press release and held an earnings call on January 11,
    2008 with respect to your results of operations for the quarterly period ended
    November 30, 2007. However, you did not file Form 8-K under Item 2.02 and
    the event was not disclosed in Item 5 of Part II of Form 10-Q filed on January 15,
    2008. In such circumstances, please furnish Form 8-K regarding the public
    earnings announcement or disclose the event in the periodic report filed under the
    Exchange Act within 4 business days of the event. Refer to the General
    Instructions and Item 2.02 of Form 8-K and to the Division of Corporation
    Finance Current Report on Form 8-K Frequently Asked Questions dated
    November 23, 2004 available on our web site at
    http://www.sec.gov/divisions/corpfin/form8kfaq.htm.

Item 7A. Quantitative and Qualitative Disclosure About Market Risks, page 13

2. Please provide the quantitative information about market risk required by
    paragraph (a)(1) of Item 305 of Regulation S-K.

Item 9A. Controls and Procedures, page 19

3. You state that your management evaluated the effectiveness of the design and
    operation of [your] disclosure controls and procedures (as defined in Exchange
    Rule 13a-15(e) and 15d-(15(e) to the Securities and Exchange Act of 1934).
    However, your principal executive and financial officers concluded that your
    disclosure controls and procedures are effective in reaching a reasonable level of
    assurance that information required to be disclosed by [you] in reports that [you]
    file or submit under the Securities Exchange of 1934 is recorded, processed,
    summarized and reported within the time periods specified in the Securities and
    Exchange Commission's rules and forms. Please also state, if true, whether the
    same officers concluded that your controls and procedures were effective to
    ensure that information required to be disclosed by [you] in the reports that [you]
    file or submit under the Exchange Act is accumulated and communicated to
    [your] management, including your principal executive and principal financial
    officers, or persons performing similar functions, as appropriate to allow timely
    decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).
    Also revise to state, if true, that your disclosure controls and procedures are
    designed to provide reasonable assurance that the controls and procedures will
    meet their objectives. In the alternative, remove the reference to the level of
    assurance of your disclosure controls and procedures. Please refer to Section
    II.F.4 of Management's Reports on Internal Control Over Financial Reporting and
    Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.

33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 15. Exhibits and Financial Statement Schedules, page 15

4. We note that you have not yet amended the filing to file Exhibit 23.1, Consent of BDO Seidman, LLP. Please do so.

5. Please confirm that the inclusion of the titles of your Chief Executive Officer (CEO) and Chief Financial Officer (CFO) was not intended to limit the capacity in which such individuals provided the certifications. Please revise to eliminate the references to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Exhibit 13 – 2006 Annual Report to Security Holders

Management's Discussion and Analysis, page 8

Liquidity – Capital Resources, page 12

6. Please revise to provide a discussion for the three year period covered by the financial statements. In doing so, please clarify your disclosure of usage of cash flow from operations to address the reduction in sales during 2007 and the significant changes in operating assets and liabilities. Also disclose the reasons for the significant increase in accounts receivable in 2007 as compared to 2006 as well as other significant changes in operating assets and liabilities for each year presented.

Consolidated Balance Sheets, page 18

7. Please revise to present a separate line item for your investments in equity method investees. Refer to paragraph 19.c. of APB 18.

Consolidated Statements of Cash Flows, page 19

8. Please tell us why it is appropriate to report cash receipts and payments related to long-term debt obligations on a net basis together with receipts and payments related to credit lines that qualify for net reporting. Please address the criteria in paragraphs 11 – 13 of SFAS 95 in your response.

Note 9. Geographic Segment Information, page 29

9. For each geographic area, please disclose interest expense, depreciation, equity in net income of investees accounted for by the equity method, and the amount of investment in equity method investees. Refer to paragraphs 27 and 28 of SFAS 131.

Note 10. Investments in Unconsolidated Joint Ventures, page 30

10. Please disclose the detailed information required by paragraph 20 of APB 18 regarding your equity method investments.

11. Please provide us your significance tests under Rule 3-09 of Regulation S-X for each of your equity method investments for each period presented. Please ensure that any impairment write-down or other activity related to each investment is included in your significance computations and is clearly identified. Also tell us the fiscal year end of each equity method investee and whether it is a foreign business. If you believe separate financial statements are required for one or more of your equity method investments, please tell us the applicable due date of such financial statements under Regulation S-X and when you plan to amend your Form 10-K to file such financial statements.

12. Please tell us how you computed the amount shown on your statements of operations for equity in loss of joint ventures for fiscal year 2006. Based on the amount of combined pre-tax loss of unconsolidated joint ventures for fiscal year 2006, we assume the amount reported on the statements of operations includes impairment or other charges in addition to your proportional share of equity method losses. If this is not the case, please advise in detail. Additionally, please revise Management's Discussion and Analysis to explain the reasons for significant changes year over year in the reported amount of equity method income and losses. We may have further comment.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief